FORM 5

Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person ORME, KIPP D (Last) (First) (Middle) 125 S. DAKOTA AVE. (Street) SIOUX FALLS, SD 57104 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol NORTHWESTERN CORPORATION NOR 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year DECEMBER 2002 5. If Amendment, Date of Original (Month/Year) /	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			Director X Officer (give title below)	10% Owner Other (specify below)
VICE PRESIDENT & CHIEF FINANCIAL OFFICER
7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
COMMON (1)	(2)		P	(2)	A	(2)	647	D

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
PHANTOM STOCK UNITS	1-FOR-1	(3)		A	(3)		(4)	(4)	COMMON STOCK		(3)	3,335

Explanation of Responses:

ALL SHARE TRANSACTIONS AND TOTALS HAVE BEEN REOUNDED TO WHOLE SHARES.

(1)  SHARES PURCHASED PURSUANT TO THE NORTHWESTERNCORPORATION TEAM MEMBER STOCK PURCHASE PLAN AT THE APPLICABLE DISCOUNT.

(2)  PURCHASE DATES & SHARES PURCHASED ON THOSE DATES:  5/6/02 7 SHARES @ $20.74/SHARE;  5/20/02 9 SHARES @ $17.11/SHARE;  6/3/02 7 SHARES @ $17.1237/SHARE;  6/5/02 9 SHARES @ $16.50/SHARE;  6/20/02 10 SHARES @ $15.00/SHARE;  7/5/02 10 SHARES @ $15.19/SHARE;  7/22/02 29 SHARES @ $9.90/SHARE;  8/20/02 12 SHARES @ $12.47/SHARE;  9/3/02 11 SHARES @ $15.2770;  9/5/02 11 SHARES @ $13.52/SHARE;  9/20/02 15 SHARES @ $ 9.98/SHARE;  10/7/02 17 SHARES @ $8.76/SHARE;  10/21/02 19 SHARES @ $7.60/SHARE;  11/5/02 17 SHARES @ $8.6960/SHARE;  1/19/02 23 SHARES @ $7.5457/SHARE;  11/20/02 20 SHARES @ $7.53/SHARE;  12/05/02 19 SHARES @ $7.75/SHARE;  12/20/02 28 SHARES AT $5.34/SHARE.

(3) PHANTOM STOCK UNITS ACQUIRED THROUGH QUARTERLY DEEMED DIVIDENDS: MARCH 1, 2002, 43 UNITS @ $22.25 PER SHARE; JUNE 1, 2002, 55 UNITS @ $17.63 PER SHARE; SEPTEMBER 1, 2002, 78 UNITS @ $12.75 PER SHARE; NOVEMBER 19, 2002, 137 UNITS @ $7.40 PER SHARE.

(4) PHANTOM STOCK UNIT AWARDS VEST, BASED UPON PERFORMANCE, ON THIRD ANNIVERSARY OF GRANT (FEBRUARY 4, 2004).

/s/ KIPP D ORME ** Signature of Reporting Person	FEBRUARY 14, 2003 Date

**         Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002